UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 23, 2023

Worldwide Stages, Inc.

(Exact name of issuer as specified in its charter)

Tennessee	92-3252193
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5000 Northfield Lane

Spring Hill, Tennessee 37174

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (615) 314-5900

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

Class B Common Stock, no par value

Item 9.1 Other Events

Reference is made to page 39 of the Offering Circular of Worldwide Stages, Inc. (the “Company”) filed with the Securities and Exchange Commission on September 26, 2023 (the “Offering Circular”) wherein it was disclosed that the Company was a party to certain short term loan agreements (the “Valiant Notes”) totalling $1,250,001, interest on which accrues on the outstanding principal balance at the rate of twelve (12%) percent per annum, simple interest, and is calculated on the basis of a 360-day year. Four of the Valiant Notes (the “October Valiant Notes”), in the principal amount of $1,000,001, matured on October 15, 2023, and the fifth (the “November Valiant Note”), in the principal amount of $250,000, matures on November 11, 2023.

The Company, at this time, is unable to pay the outstanding principal amount and interest on the October Valiant Notes and may be unable to pay the outstanding principal amount and interest on the November Valiant Note when it matures on November 11, 2023. The outstanding accrued interest on the October Valiant Notes was $ $120,000.12 as of October 14, 2023, and the outstanding accrued interest on the November Valiant Note as of November 11, 2023 will be $30,000. As a result of the non-payment, the October Valiant Notes, having matured, are in default. Should those defaults continue for 10 business days after the Company receives written notice of default from any holder of an October Valiant Note, the holder could pursue any and all rights, powers and remedies provided under the October Valiant Notes, up to and including an action in a court in Maury County, Tennessee seeking to collect the principal amount of, together with interest on, the note in question plus the holder’s reasonable costs of collection. The holder of the November Valiant Note could pursue such remedies should the Company be unable to pay the November Valiant Note when it matures, should such non-payment continue for 10 business days after the Company receives written notice of default from the holder of the November Valiant Note.

The Company is currently in discussions with the holders of certain of the Valiant Notes regarding an extension of the maturity dates; however, there can be no assurance that any of the holders will agree to extend the maturity dates or what the terms of any extension(s) that might be obtained would be. The Company also is exploring other capital sources in order to satisfy the Company’s obligations under the Valiant Notes. No assurances can be given that the Company will be successful on obtaining a new source of capital or what the terms of such capital might be.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLDWIDE STAGES, INC.

Date: October 24, 2023	By:	/s/ Kelly Frey, Sr.
Kelly Frey, Sr. Chief Executive Officer

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